

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Kevin King
Chief Executive Officer
iRhythm Technologies, Inc.
699 8th Street, Suite 600
San Francisco, CA 94103

> **Re: iRhythm Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 11, 2020**
> **File No. 333-244399**

Dear Mr. King:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 11, 2020

Choice of Forum, page 26

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." In addition, we note your disclosure on page 26 that only claims brought derivatively under the Exchange Act would be subject to the forum selection clause. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under Exchange Act, please revise your prospectus accordingly and also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any

actions arising under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason L. Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jesse Schumaker, Esq.